UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

  X

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No:   000-29283

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio   45830

REQUIRED INFORMATION

(a)

United Bancshares, Inc. Restated Employee Stock Ownership Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)

Exhibit
(23)  Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

By:  Plan Administrative Committee

	/s/ Brian D. Young	June 19, 2008
Name:	Brian D. Young	Date
(on behalf of the Plan Trustees)

United Bancshares, Inc. ESOP

Restated Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits

5

Statements of Changes in Net Assets Available for Benefits

6

Notes to Financial Statements

7

SUPPLEMENTAL SCHEDULES

13

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

14

Schedule H, Line 4(j) – Schedule of Reportable Transactions

15

Report of Independent Registered Public Accounting Firm

The Trustees

United Bancshares, Inc. Restated Employee

Stock Ownership Plan

Columbus Grove, Ohio

We have audited the accompanying statements of net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

June 16, 2008

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments:
Participant-directed	$3,428,112	$3,216,530
Nonparticipant-directed	3,453,903	3,863,403

Total investments	6,882,015	7,079,933

Receivables:
Accrued investment income	115,142	-
Employer contributions	28,911	50,734

Total receivables	144,053	50,734

Total assets	7,026,068	7,130,667

LIABILITY - Accrued administrative expenses	9,174	-

NET ASSETS AVAILABLE FOR BENEFITS	$7,016,894 =========	$7,130,667 =========

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December  31, 2007 and 2006

	2007	2006
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
Investment income (loss):
Net appreciation (depreciation) in fair value
of investments	$ (958,108)	$ 440,704
Interest and dividends, including dividends
from United Bancshares, Inc. common
stock of $113,190 in 2007 and $121,582
in 2006	365,609	252,220

Net investment income (loss)	(592,499)	692,924

Contributions:
Employer	465,329	466,400
Participants	389,676	385,758

Total contributions	855,005	852,158

Total additions	262,506	1,545,082

DEDUCTIONS FROM NET ASSETS AVAILABLE
FOR BENEFITS
Benefits paid to participants or their beneficiaries	340,477	492,277
Administrative expenses	35,802	27,720

Total deductions	376,279	519,997

Net increase (decrease)	(113,773)	1,025,085

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,130,667	6,105,582

End of year	$7,016,894 =========	$7,130,667 =========

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. Restated Employee Stock Ownership Plan (“the Plan”) are presented below.

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.  Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The fair value of mutual funds is determined using the quoted net asset value of the specific fund.  The fair value of United Bancshares, Inc. (“United”) common stock is determined based on the latest closing price quoted on the NASDAQ over-the-counter bulletin board.  Participant loans receivable are valued at cost, which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants or their beneficiaries are recorded upon payment.

Administrative Expenses

Administrative expenses primarily consist of loan processing, custodian, and third-party administrative fees.  Substantially all other costs, including internal costs, of administering the Plan are paid directly by the Plan’s sponsor, United and its subsidiary, The Union Bank Company.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information.  Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established effective September 21, 2004 for the purpose of providing benefits to the employees of United and its subsidiary.  The Plan has been established as an employee stock ownership plan, as defined in Section 4975(e)(7) of the Internal Revenue Code.

All non-collective bargaining unit employees of United and its subsidiary who have attained age 18 and are expected to complete 1,000 hours of service during a 12-month period, are eligible to participate in the Plan.  Participants may enter the Plan on the first day of each calendar quarter.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute not less than 1% nor more than 50% of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code.

United and its subsidiary have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation.  For the years ended December 31, 2007 and 2006, the matching contribution was 50% of each participant’s deferral contribution, limited to 3% of compensation, and amounted to $138,567 and $139,265, respectively.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and its subsidiary, was 6% of annual compensation for the years ended December 31, 2007 and 2006, and amounted to $326,762 and $327,135, respectively.  To participate in the Plan’s discretionary profit sharing contribution, a participant must complete 500 hours of service, or have died, become disabled, or reached normal retirement age during the plan year.

The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

Investment Options

Participants direct the investment of the deferred contributions in their individual account to various investment funds which have been approved by the plan administrator.  The Plan presently offers 17 mutual funds and United common stock as investment options for plan participants.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Investment Options, Continued

Through December 31, 2006, United and its subsidiary elected that all matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments.  Effective January 1, 2007, participants of the Plan have certain securities diversification rights with respect to that portion of their individual accounts invested in United stock.  Participants who are fully-vested in the Plan may also direct the manner in which employer contributions made subsequent to January 1, 2007 are invested.  Participants may divest, over the three-year plan period commencing January 1, 2007, the portion of their account balances invested in United stock that was purchased with employer contributions made prior to January 1, 2007.  Participants may continue to divest their accounts of any United stock attributable to elective deferral and rollover contributions.

Participant Accounts

Separate individual accounts have been established for each participant.  The balance of the accounts consist of participant deferral contributions, as well as any rollover contributions, and matching and profit sharing contributions made by United and its subsidiary, including investment earnings or losses thereon.

Shares of United stock are allocated to participants based on employee deferral contributions as well as the respective matching and profit sharing contribution made on their behalf by United and its subsidiary, taking into consideration the average purchase price of United’s common stock during the period.  Shares are generally acquired by the Plan with the proceeds from quarterly cash dividends, unless the participant elects to take the dividend in cash as a distribution.  Shares acquired with the proceeds of cash dividends are also allocated to participants (other than those electing to receive cash dividends) ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon.  Vesting in discretionary matching and profit sharing contributions made by United and its subsidiary, plus earnings or losses thereon, is based on years of credited service.  Participants are fully vested upon completion of three years of credited service.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represents forfeitures upon distribution of the vested portion of the participant’s account or upon completion of five consecutive 1-year breaks in service.  Forfeitures are allocated to all active participants based on relative compensation in the year in which the forfeiture becomes available for distribution.

Forfeited nonvested accounts amounted to $29,536 in 2007 and $59,491 in 2006.  Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

The normal retirement date is the date a participant reaches age 65.  When a participant reaches the normal retirement date, or reaches age 59-1/2, terminates employment with United or its subsidiary, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual accounts.

If a participant dies before receiving all of the benefits in their accounts, the surviving spouse or designated beneficiary receives the remainder in the participant’s accounts either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000.

The Plan also provides for hardship withdrawals.

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to United shares held by the Plan.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  Loan terms may not extend beyond five years or the retirement of the individual participant.  Loans are secured by the balance in the participant’s accounts and generally bear interest at prime rate plus 1%.  Principal and interest is paid ratably through payroll deductions.  Loans which are more than 30 days delinquent as to principal and interest are considered in default.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Mutual funds:
The Growth Fund of America	$ 553,049	$ 466,605
Dreyfus Premier Balanced Opportunity Fund	558,407	597,214

Common stock - United Banchares, Inc.	3,607,330	4,129,768

These investments includes nonparticipant-directed investments but the specific amounts are not determinable.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3 - INVESTMENTS (CONTINUED)

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the years ended December 31, 2007 and 2006, appreciated (depreciated) in fair value as follows:

	2007	2006

Mutual funds	$ (68,983)	$157,451
Common stock	(889,125)	283,253

Net appreciation (depreciation) in fair value of investments	$(958,108) ========	$440,704 =======

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of nonparticipant-directed investments and changes in nonparticipant-directed investments, primarily consisting of United common stock, as of and for the years ended December 31, 2007 and 2006, is as follows:

	2007	2006

Nonparticipant-directed investments	$3,453,903 ========	$3,863,403 ========
Changes in nonparticipant-directed investments:
Contributions	$ 487,153	$ 468,558
Net appreciation (depreciation) in fair value of investments,
and transfers to participant-directed investments	(896,653)	101,439

Net change in nonparticipant-directed investments	$ (409,500) =========	$ 569,997 ========

NOTE 5 - TERMINATION

Although United has not expressed any intention to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants become fully vested in their account balances.

NOTE 6 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated September 9, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.  The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 7 - ASSETS ALLOCATED TO WITHDRAWN PARTICIPANTS

The Plan had assets allocated to withdrawn participants of $10,295 at December 31, 2007 (none at December 31, 2006).  Such amounts were due to withdrawn participants at year end, but disbursement of funds from the Plan was not made until the following year.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN:  34-1516518 – PLAN 004

SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Shares/ units		Description	Fair value

259,707	*	Common stock - United Bancshares, Inc.	$3,607,330

		Mutual funds
5,303		Allianz CCM Mid-Cap Fund	150,777
17,815		American Beacon Small Cap Value Fund	313,723
14,646		American Century International Growth Fund	202,697
16,266		The Growth Fund of America	553,049
7,810		Artisan Small Cap Fund	132,137
2,471		Columbia Real Estate Equity Fund	33,017
8,636		Dodge and Cox Income Fund	108,033
31,477		Dreyfuss Premier Balanced Opportunity Fund	558,407
2,998		DWS Short Duration Plus Fund	29,624
12,857		Hotchkis & Wiley Large Cap Value Fund	255,524
900		Oakmark Fund	36,317
3,504		Oppenheimer Developing Markets Fund	170,469
6,970		PIMCO Low Duration Fund	70,463
23,592		PIMCO Total Return Fund	252,196
4,217		Pioneer High Yield Fund	44,153
5,401		T. Rowe Price Growth Stock Fund	181,793
4,026		Vanguard Intermediate Term U.S.
		Treasury Portfolio	45,533

		Total mutual funds	3,137,912

		Money market account:
38,539	*	FISERV Trust	38,539

		Participant loans, with interest ranging from
		6.00% to 9.25%, payable bi-weekly
		through July 2012	98,234

TOTAL ASSETS (HELD AT END OF YEAR)			$6,882,015 ========

*  Party-in-interest

NOTES:

(1)

The number of units for each mutual fund is rounded to the nearest whole unit.

(2)

All mutual funds, participant loans, and a portion of common stock are participant-directed.  The cost for participant-directed investments is not required to be reported.  It is not practicable to determine cost basis for that portion of United Bancshares, Inc. common stock that is nonparticipant directed.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN:  34-1516518 – PLAN 004

SCHEDULE H, Line 4(j) –

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Sales
			Purchase		Proceeds	Loss
Shares		Security description	price	Cost	from sale	on sale

	*	Common stock - United
Bancshares, Inc.
43,145		Purchases	$ 670,644	$ -	$ -	$ -
20,781		Sales	-	355,999	301,041	54,958

*  Party-in-interest.

NOTES:

(1)

The purchase price and selling price represents the fair value of the security at the time of  purchase or sale, respectively.

(2)

The above summary for United Bancshares, Inc. common stock includes both participant and nonparticipant-directed transactions since it is not practicable to determine specific nonparticipant-directed information.

EXHIBITS INDEX

Exhibit No.	Description	Page No.

23	Consent of Independent Registered
	Public Accounting Firm	17

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on
Form S-8 (No. 333-106929) for United Bancshares, Inc. Restated Employee Stock Ownership Plan of our report dated June 16, 2008, with respect to the financial statements and supplemental schedules of United Bancshares, Inc. Restated Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

June 16, 2008